UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: January 23, 2004

                        Commission File Number 001-12510
                                              -----------

                                  ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
              ----------------------------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No  X
                         ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------------.

     On January 23, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release confirming that exclusive negotiations with joint prospective buyers, the investor Mr. Francisco de Narvaez and Casino Guichard Perrachon S.A., for the sale of the Company's controlling stake in the Argentine supermarket chain Disco S.A. have ended. A copy of the press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    KONINKLIJKE AHOLD N.V.


                                     /s/ H.R. Ryopponen
                                    --------------------------------------------
Date:  January 23, 2004             By:    H.R. Ryopponen
                                    Title: Executive Vice President and CFO

                                  EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

99.1 Royal Ahold press release, dated January 23, 2004, confirming that exclusive negotiations with joint prospective buyers, the investor Mr. Francisco de Narvaez and Casino Guichard Perrachon S.A., for the sale of the Company's controlling stake in the Argentine supermarket chain Disco S.A. have ended